Exhibit 4.8

Warrant Transfer Agreement

This WARRANT TRANSFER AGREEMENT (this “Agreement”) is entered into and effective as of November 18, 2008 by and between COMERICA BANK, a Texas banking association (“Bank”), and COMERICA VENTURES INCORPORATED, a California corporation (“Ventures”).

RECITALS:

WHEREAS, in the normal course of conducting its banking business, Bank receives equity warrants (individually a “Warrant” and collectively “Warrants”) from its customers;

WHEREAS, certain regulatory and legal restrictions limit the ability of Bank to hold and/or exercise Warrants received from its customers;

WHEREAS, Ventures is a non-banking subsidiary of Comerica Incorporated, a Delaware corporation, sole shareholder of Bank and a bank holding company;

WHEREAS, Bank desires to transfer and assign the Warrants to Ventures, and Ventures desires to accept such transfer and assignment from Bank

Now, THEREFORE, in consideration of the mutual covenants set forth below, intending to be legally bound, and for other good and valuable consideration, the adequacy of which is hereby acknowledged, Bank and Ventures agree as follows:

1.	This Agreement supersedes any and all warrant proceeds sharing agreements or other agreements similar in nature, whether written or unwritten, currently in existence with respect to the Warrants.

2.

Bank hereby transfers and assigns to Ventures all existing Warrants issued to or currently held by Bank, respectively, and any Warrants received by Bank from customers subsequent to the date of this Agreement, without the necessity for any further act to effectuate the assignment; provided, however, that the assignment hereunder will not be effective as to any Warrant which Ventures expressly assigns to Bank subsequent to Ventures initial receipt of such Warrant.

3.

Ventures shall hold all Warrants received from Bank and may exercise any Warrant in its sole discretion using any means it deems advisable, including, but not limited to, a cashless exercise pursuant to net exercise provisions of a Warrant or the exercise of a put option contained in a Warrant.

4.

Upon the liquidation of any Warrant or the shares of capital stock issued upon exercise or conversion of any Warrant, the proceeds from such liquidation shall be paid to Bank, less (A) all expenses incurred in liquidating any Warrant or the shares of capital stock issued upon exercise or conversion of any Warrant and (B) an administration and servicing fee in an amount determined from time to time by Warrant Administration consistent with the Ventures Warrant Policy and Procedures, which fee is to be retained by Ventures in connection with administering, exercising or converting any Warrant or liquidating any Warrant or the shares of capital stock issued upon exercise or conversion of any Warrant and shall be considered a reasonable fee by all parties for such services performed by Ventures.

5.	This Agreement shall be governed by and construed in accordance with the laws of the State of Texas, without regard to conflict of laws principles.

6.

This Agreement constitutes the entire agreement between the parties hereto with respect to the Warrants and this Agreement shall not be terminated, modified, amended, altered or changed except by a written agreement signed by the parties hereto. Each party hereby agrees to take such further actions and to execute such additional documents the other party reasonably may request in order to consummate the transactions contemplated by this Agreement.

7.	This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective duly authorized officers as of the date first above written.

COMERICA BANK

By:	/s/ Jay K. Oberg
Jay K. Oberg
Senior Vice President

COMERICA VENTURES INCORPORATED

By:	/s/ Thad A. Schaefer
Thad A. Schaefer
Secretary

Warrant Transfer Agreement – November 18, 2008 (Bank/Ventures)